William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st July 2009

SEC No. 82-34679

09046435

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

July 1st; 8th; 16th; 23rd; 30th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

dlw 7/6

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 01 June 2009 10:21
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1131T
William Hill PLC
01 June 2009

William Hill PLC (the "Company")

Total Voting Rights

On 1 June 2009 William Hill PLC has 696,023,279 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company.

The Company also holds 5,622,921 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

The above figure of 696,023,279 may be used by shareholders to determine if they are required to notify their interest in, or a change to their interest in, William Hill PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Dennis Read Deputy Company Secretary

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 08 June 2009 15:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5465T
William Hill PLC
08 June 2009

The following notification was received on 5 June 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
8 June 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):		
An acquisition or disposal of voting rights		X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments		
An event changing the breakdown of voting rights		
Other (please specify):		

3. Full name of person(s) subject to the notification obligation:	FMR LLC
4. Full name of shareholder(s) (if different from 3.):	See attached schedule
5. Date of the transaction and date on which the threshold is crossed or reached:	3 June 2009
6. Date on which issuer notified:	4 June 2009
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Indirect	Direct	Indirect	Direct	Indirect
GB0031698896	34,456,458	34,456,458	34,810,458		34,810,458		5.00

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
34,810,458	5.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and FIL Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC).

Proxy Voting:	
10. Name of the proxy holder:	FMR LLC
11. Number of voting rights proxy holder will cease to hold:	354,000
12. Date on which proxy holder will cease to hold voting rights:	03 June 2009

13. Additional information:	None
14. Contact name:	Amanda Chana
15. Contact telephone number:	Fil-regreporting@fil.com

Full Name of Shareholders Schedule

Shares Held	Management Company	Nominee/Registered Name
917,00	FMRCO	BANK OF NEW YORK
224,000	FMTC	BANK OF NEW YORK
3,405,600	FMRCO	BROWN BROTHERS HARRIMAN AND CO
16,000	PTC	BROWN BROTHERS HARRIMAN AND CO
79,200	FCL	CIBC MELLON TRUST
22,389,658	FMRCO	JP MORGAN CHASE BANK
157,500	FMTC	JP MORGAN CHASE BANK
1,546,200	FMRCO	MELLON BANK NA
360,500	FMTC	MELLON BANK NA
568,800	PTC	MELLON BANK NA
49,400	FMRCO	NORTHERN TRUST CO
252,700	FMTC	NORTHERN TRUST CO
453,500	FICL	STATE STR BANK AND TR CO
82,200	FMR	STATE STR BANK AND TR CO
2,060,000	FMRCO	STATE STR BANK AND TR CO
1,523,700	FMTC	STATE STR BANK AND TR CO
184,900	PTC	STATE STR BANK AND TR CO
67,700	FCL	CIBC MELLON TRUST (C)
404,100	FCL	ROYAL TRUST TORONTO
67,600	PTC	BANK OF NEW YORK MELLON
34,810,458		**Grand Total Ordinary Shares**

END

HOLFGGGVDRNGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 16 June 2009 16:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9933T
William Hill PLC
16 June 2009

16 June 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 15 June 2009, 14,091 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Performance Share Plan 2005 and Performance Share Plan 2006.

Following the above transfer of shares out of treasury, the Company has a total of 696,037,370 ordinary shares in issue, in addition 5,608,830 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

POSILFIERIIRLIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 23 June 2009 11:44
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3462U
William Hill PLC
23 June 2009

23 June 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that today, 11,615 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002, Performance Share Plan 2005 and Performance Share Plan 2006.

Following the above transfer of shares out of treasury, the Company has a total of 696,048,985 ordinary shares in issue, in addition 5,597,215 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSILFSIRLIVFIA

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 30 June 2009 17:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8402U
William Hill PLC
30 June 2009

30 June 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 30 June 2009, 3,807,678 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares into the name of the trustee of the Company's Employee Benefit Trust, Ogier Employee Benefit Trustee Limited. These shares will be held in trust to accommodate the exercise of awards made under the group's employee share plans. The shares were transferred at a price of 198.5 pence per share.

Following the above transfer of shares out of treasury, the Company has a total of 699,845,048 ordinary shares in issue. The number of ordinary shares remaining as being held in treasury is 1,801,152.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

POSILFEERTIIVIA